Exhibit 99.4

November 22, 2022

Press Release

Issuer of Real Estate Investment Trust Securities

MORI TRUST Sogo Reit, Inc.

4-3-1 Toranomon, Minato-ku, Tokyo

Masayuki Yagi,

Executive Director

(TSE code 8961)

Asset Management Company:

MORI TRUST Asset Management Co., Ltd.

Michio Yamamoto

President and Representative Director

Contact:

Hiroshi Naito

Director, General Manager, Strategic Management Department,

Sogo REIT Management Division

Phone: +81-3-6435-7011

Notice Concerning Investment Unit Split

MORI TRUST Sogo Reit, Inc. (“MTR”) has announced that it decided at its board of directors’ meeting held today to implement an investment unit split (the “Investment Unit Split”) as outlined below.

I. Purpose of the Investment Unit Split

MTR agreed to implement an absorption-type merger (the “Merger”) with MORI TRUST Hotel Reit, Inc. (“MTH”) on the effective date of March 1, 2023, in which MTR will be the surviving corporation and MTH will be the dissolving corporation, and entered into a merger agreement as of today, as described in the “Notice Concerning Execution of the Merger Agreement by and between MORI TRUST Sogo Reit, Inc. and MORI TRUST Hotel Reit, Inc.” released today.

The Merger is an absorption-type merger, in which MTR is the surviving corporation, and the merger ratio before considering the Investment Unit Split is 1:0.92 (MTR:MTH). With this ratio, however, 0.92 investment units of MTR would be allocated to every MTH investment unit, and a number of MTH unitholders would receive less than one investment unit of MTR. Therefore, a two-for-one investment unit split for investment units of MTR will be implemented in order that at least one investment unit of MTR will be allocated to all of MTH unitholders so that MTH unitholders will be able to continue to hold MTR investment units after the Merger. Following the Investment Unit Split, 1.84 units of MTR per one investment unit of MTH will be allocated to MTH unitholders.

This exchange offer or business combination is made for the securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

II. Summary of the Investment Unit Split

(1) Method of the Investment Unit Split

Each investment unit of MTR owned by unitholders stated or recorded in the final unitholders register on February 28, 2023 (Tuesday), the day immediately preceding the effective date of the Merger, will be split into two investment units. The Investment Unit Split is subject to the merger agreement for the Merger not being cancelled or expiring by the day immediately preceding the effective date of the Merger. The Investment Unit Split will come into effect on March 1, 2023 (Wednesday), the effective date of the Merger.

Fractions of a unit resulting from the issuance of units allotted to the unitholders of MTH after the Investment Unit Split will be sold on the market, and the proceeds will be delivered to the unitholders according to the fractions each of them holds.

*	The final trading day with rights at the Tokyo Stock Exchange will be February 24, 2023 (Friday).

(2) Number of investment units increased after the Investment Unit Split

i) Outstanding investment units before the Investment Unit Split	1,320,000
ii) Investment units increased by the Investment Unit Split	1,320,000
iii) Outstanding investment units after the Investment Unit Split	2,640,000
iv) Total outstanding investment units after the Merger	3,560,000 (Note 1)
v) Issuable investment units after the Investment Unit Split and the Merger	20,000,000 (Note 2)

(Note 1)

The number under the assumption that, in connection with the Investment Corporation Merger, 1.84 MTR units following the Investment Unit Split would be allocated to every MTH unit with respect to all outstanding MTH units (500,000 units) as of today.

(Note 2)

Although the current number of issuable investment units is 10,000,000, MTR is planning to amend its articles of incorporation partially in association with the Investment Unit Split and to change the number of issuable investment units as of the date when the Merger becomes effective.

(3) Schedule of the Investment Unit Split

i) Public notice date for record date	Early February, 2023 (scheduled)
ii) Record date	February 28, 2023 (scheduled)
iii) Effective date	March 1, 2023 (scheduled)

END

*	Website MORI TRUST Sogo Reit, Inc. : https://www.mt-reit.jp/en/index.html

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

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